SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 15, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer* *Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas**	**77002** *(Zip Code)*
(Address of principal executive offices)	

713-324-2639
(Registrant's telephone number, including area code)

Item   5.   <u>Other Events</u>
On January 15, 2003, ExpressJet Holdings, Inc. ("Company") issued a press release, with respect to its earnings for the fourth quarter ended December 31, 2002, which is filed herewith.

Item   7.   <u>Financial Statements and Exhibits</u>
(c)   Exhibits
99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: January 15, 2003

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release